

Dion S. Whitman, Chief Financial Officer

Mr. Whitman is the owner of D P Consulting Services. For the past twelve years, he and his company have been consulting with a variety of corporations from start-ups to major business organizations. Mr. Whitman performs systems and operations analysis; designs and builds both computers and networks of computers; develops and integrates interface applications; provides web hosting and internet services; and provides accounting and financial services, preparing organizational business plans and comprehensive budgets including income tax preparation.

Mr. Whitman has over 35 years of experience in accounting and finance, with 30 of those years in a management capacity spanning the fields of telecommunications, healthcare, retail sales, entertainment, construction, manufacturing, and non-profits. Mr. Whitman's prior positions include Chief Financial Officer for 21st Century Telesis, Chief Financial Officer of the Long Beach Civic Light Opera and Western Regional Controller of the Drug Emporium.

Mr. Whitman is a Microsoft Certified Systems Engineer and a Registered Tax Preparer with the California Tax Education Council. Mr. Whitman is a graduate of the University of Southern California, School of Business and holds a Bachelor of Sciences degree in Business Administration. Since 2015, Mr. Whitman has been a full-time employee of Call4USA, LLC.